EXHIBIT 99.1

PERNOD RICARD & CORBY DISTILLERIES ANNOUNCE
COMBINED STRATEGIC APPROACH TO CANADIAN MARKET

March 8, 2006 – Pernod Ricard S.A. and Corby Distilleries Limited announced today that they have entered into an agreement concerning the Canadian representation of Pernod Ricard’s brands, production of Corby’s owned-brands, an exchange of certain assets and a combined strategic approach to the Canadian market.  Pernod Ricard owns 46% of the capital of Corby and is considered to be Corby’s ultimate parent.  The transaction, expected to close July 2, 2006, shall involve the reorganization of both companies’ Canadian operations.

Under the agreement, Corby acquired the exclusive right to represent Pernod Ricard’s brands in Canada for the next 15 years.  As part of the transaction, Corby would also acquire from Pernod Ricard the international rights to Lamb’s rum (excluding the Canadian rights, which Corby already owns) and the Canadian rights to Seagram’s Coolers.  Corby intends to satisfy the CAN$105 million purchase price by selling its 45% interest in Tia Maria to Pernod Ricard.  The companies also agreed upon the terms for continuation of production of Corby`s owned-brands by Pernod Ricard at its production facility in Walkerville, Ontario for the next 15 years, with agreement of a 10 year term and five year extension possibility.  The companies have further agreed that Corby would manage Pernod Ricard’s business interests in Canada, including the Walkerville production facility.

“This transaction brings together the best of two extraordinary organizations to the benefit of liquor boards, licensees and consumers in every region of the country,” explained Michel Bord, Chairman and Chief Executive Officer of Pernod Ricard Americas. “This reorganization reflects our corporate approach of having strong local roots combined with a global reach and is supported by our common commitment to excellence and more precisely to being the supplier of choice for all of our customers.”  Mr. Bord added that Pernod Ricard’s brands will be well served by Corby’s expertise, strong relationships and reputation in the Canadian market.

Corby anticipates that the transaction shall provide it with greater assurance with respect to both earnings and production, in addition to the leverage of a global player in Pernod Ricard and its brands.  The transaction is expected to add approximately CAN$24 million to Corby’s revenue, in addition to the approximately CAN$6 million of revenue that it maintains by continuing Canadian representation of the former Allied Domecq brands, now owned by Pernod Ricard. Krystyna Hoeg, President and Chief Executive Officer of Corby, will continue to lead the reorganized company. André Hémard, previously Chief Operating Officer of Pernod Ricard Canada is appointed to the position of Chief Operating Officer of Corby. The promotion of Armando de Medeiros, previously President and Chief Executive Officer of Pernod Ricard Canada, to a position of Chief Executive Officer of another Pernod Ricard subsidiary will be communicated in the near future.

Following last year’s acquisition of Allied Domecq, Pernod Ricard is the world’s second largest spirits and wine group and ranks second in the growing North American market, composed of Canada, the U.S. and Mexico).  The addition of Pernod Ricard’s brands solidifies Corby’s number-two ranking in the Canadian market, while further enhancing the company’s premium portfolio.

REGISTERED OFFICE: 12, PLACE DES ETATS-UNIS – 75783 PARIS CEDEX 16, FRANCE
FRENCH PUBLIC LIMITED COMPANY (SOCIETE ANONYME) WITH A SHARE CAPITAL OF € 290,383,913
TEL: +33 (0)1 41 00 40 41 – FAX: +33 (0)1 41 00 40 85 –  RCS (PARIS) N° B 582 041 943

Corby’s portfolio of owned-brands include some of the most renowned and respected brands in Canada, including Wiser’s rye whiskies, Lamb’s rum and Polar Ice vodka. Through its affiliation with Pernod Ricard, Corby will continue to represent leading international marques such as Ballantine’s scotch, Beefeater gin, Malibu rum, Kahlúa liqueur and Mumm champagne.  As a result of this transaction, Corby will also represent such global brands as Chivas Regal and The Glenlivet scotches, Jameson Irish whiskey, Havana Club rum, Jacob’s Creek and Wyndham Estate wines.

“We are pleased that discussions with Pernod Ricard have resulted in a combined strategic approach to the Canadian market,” stated Mrs. Hoeg. “We now have responsibility for the management of every aspect of our business, from sales and marketing to production and supply chain management. And, most importantly, we have strengthened our portfolio in all categories - spirits, wine and coolers.”

Pernod Ricard is listed on the Euronext Paris Sa First Market of the Paris Stock Exchange under the symbols PERP.PA (Reuters) and RI FP (Bloomberg). The Group is a component of the CAC 40 index value.

Corby’s existing Voting Class A Common Shares and Non-voting Class B Common Shares are traded on the Toronto Stock Exchange under the symbols CDL.A and CDL.NV.B.

This press release contains certain forward-looking statements relating, but not limited to, Corby’s operations and business prospects.  Forward-looking information typically contains statements with words such as “anticipate, “believe”, “expect” or similar words suggesting future outcomes.  Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements.  Such factors include, but are not limited to economic, competitive and industry conditions.  Corby disclaims any responsibility to update any such forward-looking statements.

For more information, please contact:

PERNOD RICARD SA	CORBY DISTILLERIES LIMITED
Francisco de la VEGA, Communications VP	Krystyna T. HOEG, President and CEO
Tel: +33 (0)1 41 00 40 96	John NICODEMO, VP, Finance and CFO
Patrick de BORREDON, Investor Relations VP	Tel.: +416 369 1859
Tel: +33 (0)1 41 00 41 71	www.corby.ca
Florence TARON, Press Relations Manager
Tel: +33 (0)1 41 00 40 88
www.pernod-ricard.com

REGISTERED OFFICE: 12, PLACE DES ETATS-UNIS – 75783 PARIS CEDEX 16, FRANCE
FRENCH PUBLIC LIMITED COMPANY (SOCIETE ANONYME) WITH A SHARE CAPITAL OF € 290,383,913
TEL: +33 (0)1 41 00 40 41 – FAX: +33 (0)1 41 00 40 85 –  RCS (PARIS) N° B 582 041 943